SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

þ	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TC Energy Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS PLAN
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Investment Oversight Committee, and Plan participants of TransCanada 401(k) and Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Caron & Bletzer, PLLC
We have served as the Plan’s auditor since 2016
Kingston, NH
June 21, 2021
TransCanada 401(k) and Savings Plan 1

Statements of net assets available for benefits

December 31 (thousands of U.S. dollars)	2020	2019

Assets
Non-interest bearing cash	—	70
Investments at fair value (Note 3)	973,994	826,582
Notes receivable from participants	15,289	12,252
Employer contribution receivable	883	792
Other receivables (Note 4)	11	37
	990,177	839,733
Liabilities
Accrued management fees	128	168
Other liabilities	104	70
	232	238
Net Assets Available for Benefits	989,945	839,495

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 2

Statement of changes in net assets available for benefits

Year ended December 31 (thousands of U.S. dollars)	2020

Additions
Contributions
Employee contributions	38,977
Employer contributions	33,403
Employee rollovers	6,165
78,545
Investment Income
Net appreciation in fair value of investments (Note 3)	147,305
Interest and dividend income	14,124
161,429
Interest on notes receivable from participants	720
Other revenue	40
Total Additions	240,734
Deductions
Benefits paid to participants	90,217
Administrative expenses	67
Total Deductions	90,284
Increase in Net Assets Available for Benefits	150,450
Net Assets Available for Benefits
Beginning of Year	839,495
End of Year	989,945

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 3

Notes to financial statements
Year ended December 31, 2020 and 2019
1. Description of plan
The TransCanada 401(k) and Savings Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries not covered by a collective bargaining agreement, unless participation is required by the agreement. The Plan excludes employees hired under the Company’s student program, until they reach age 21 and have completed at least 1,000 hours of service, special project employees, non-resident persons with no income from a United States source and non-resident persons who have been non-residents for a period of 183 days or more, unless the employee remains on the Company's payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Board of Directors of TCUSA (the Board) has appointed the TransCanada USA Investment Committee and TransCanada USA Benefits Committee as the plan administrators and fiduciaries of the Plan. The Board has also appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the record keeper for the Plan.
Employee and Employer Contributions
Each year participants may elect to defer up to 60 percent of their eligible compensation into the Plan on a pre-tax basis, Roth after-tax basis or a combination of both, subject certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also elect to contribute up to 25 percent of their compensation as an after-tax contribution, subject to certain limitations under the Code. Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $6,000. Subject to the Deferral Limit, eligible employees may contribute up to 100 percent of bonuses designated by the Company. The Company will match 100 percent of each participant’s contributions up to a maximum of five percent of the participant’s eligible compensation for the Plan year.
The Company will also make annual enhanced profit sharing contributions in an amount equal to seven percent of a participant’s base salary, if the participant has elected, or is deemed to have elected, not to accrue credited service under the TransCanada USA Services Inc. Retirement Plan. Collectively bargained employees may be eligible for a different match and/or enhanced profit sharing contribution as defined in their collective bargaining agreement. In 2020, the Company made enhanced contributions of $14 million. Participants may also contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).
Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.
Participants are responsible for investment decisions relating to the investment of assets in their account. The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Vanguard Target Retirement funds, based upon the participant's expected retirement date.
TransCanada 401(k) and Savings Plan 4

Investment in TC Energy Corporation
Investment options available to participants include a TC Energy Corporation (TC Energy) stock fund (the TC Energy Stock Fund). TC Energy is the indirect parent company to TCUSA. Participants may elect to invest up to 10 percent of contributions in the TC Energy Stock Fund. Participants may also elect to exchange up to 10 percent of their existing account balance into the TC Energy Stock Fund, subject to a 10 percent maximum account value. Additionally, no more than 10 percent of any rollover contribution can be invested in the TC Energy Stock Fund.
Vesting
Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 percent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2020 ranged from 3.25 percent to 8.25 percent (2019 – 3.25 percent to 8.25 percent). Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment, the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.
The Coronavirus Aid, Relief and Economic Security Act (CARES Act) was passed by the U.S. Senate on March 26, 2020. Effective April 10, 2020, in accordance with the CARES Act, Qualified Individuals who experienced financial challenges due to Coronavirus Disease 2019 (COVID-19) were eligible to defer 401(k) loan repayments until December 31, 2020. Qualified Individuals included those who were diagnosed with COVID-19, whose spouse or dependent was diagnosed with COVID-19, or experienced adverse financial consequences as a result of being quarantined, furloughed, laid off, reduced hours, or other factors as determined by the Secretary of Treasury during the COVID-19 pandemic. Qualification for a CARES Act loan repayment deferment was self-certified by the individual requesting the deferment. Loan payments restarted in January 2021.
Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Participants may withdraw rollover contributions at any time. Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.
A participant’s normal retirement age is 65, however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.
In certain circumstances, participants may elect to withdraw all or a portion of their vested matching and profit sharing contributions that have been in their account for at least 24 months or after they have at least 60 months of participation in the Plan.
In accordance with Section 2202 of the CARES Act, the Plan permitted Qualified Individuals to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. CARES Act distributions were subject to regular income taxes which may be spread over three years. The $100,000 limit was in aggregate across all of a
TransCanada 401(k) and Savings Plan 5

Qualified Individual’s retirement plans and amounts withdrawn from the Plan may be eligible for repayment. In 2020, the Plan paid distributions of $4,559,755 to Qualified Individuals under the CARES Act.
Forfeitures
As participants are immediately 100 percent vested in their account balance, there are no forfeitures.
Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction-specific fees are charged to the accounts of participants electing such transaction. Certain investment-related expenses, including management fees, are deducted from the mutual funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.
Plan Termination
Although it has not expressed any intent to do so, with approval from the Board, TCUSA has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
2. Summary of accounting policies
Basis of Accounting
The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Other Revenue
Certain mutual fund companies that are sponsored by an affiliate of the Trustee share their management fees with the Trustee. The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares this revenue with the Plan. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or allocated to participants. Income
TransCanada 401(k) and Savings Plan 6

from revenue sharing during 2020 was $12,467, none of which was used to pay plan expenses. At December 31, 2020, $78,263 was available for allocation to participants or to offset future plan expenses (2019 – $64,692).
Payment of Benefits
Benefits are recorded when paid.
3. Investments
Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan.  Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TC Energy Stock Fund, which invests in securities of a single issuer.
The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.
In March 2020, the World Health Organization categorized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic led to extreme volatility in financial markets which affected the market price of Plan assets throughout the year ended December 31, 2020. As at December 31, 2020, financial markets had recovered to their pre-pandemic levels, however, the ultimate length of the pandemic and its future impact on Plan assets is uncertain.
Fair Value Hierarchy
The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement.  There were no Level II or Level III investments or transfers between levels in 2020 or 2019.
Interest bearing cash: Stated at cost which approximates fair value.
Common stock: Valued at the closing price reported on the New York Stock Exchange.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trusts: Common collective trusts hold underlying investments that have prices which are derived from quoted prices in active markets. The fair value of the Plan's interest in these funds is based on the funds' daily NAV (net asset value), which is considered to be the best approximation of fair value. The funds’ underlying assets are
TransCanada 401(k) and Savings Plan 7

principally short-term money market funds, marketable equities and fixed income securities. Units held in common collective trusts are valued at the unit value as reported by the investment managers as of December 31, 2020. Participants are allowed to redeem units of common collective trusts held by the Plan on a daily basis, however, the Plan is subject to a twelve-month redemption notice period for the Mellon Stable Value fund. There are no unfunded commitments.
The method described above for common collective trusts may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019.  As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Fair Value Measurements at December 31, 2020
(thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3	Other[1]

Interest bearing cash	392	392	—	—	—
Mutual funds	766,431	766,431	—	—	—
Common collective trusts	162,747	—	—	—	162,747
Common stock	35,837	35,837	—	—	—
TC Energy common stock	8,587	8,587	—	—	—
Total	973,994	811,247	—	—	162,747
1     Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.

	Fair Value Measurements at December 31, 2019
(thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3	Other[1]

Interest bearing cash	744	744	—	—	—
Mutual funds	678,555	678,555	—	—	—
Common collective trusts	107,820	—	—	—	107,820
Common stock	28,910	28,910	—	—	—
TC Energy common stock	10,553	10,553	—	—	—
Total	826,582	718,762	—	—	107,820
1     Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.
Net Appreciation in Fair Value of Investments
Net appreciation in fair value of investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of U.S. dollars)	2020

Mutual funds	77,407
Common collective trusts	62,707
TC Energy common stock	(2,476)
Common stock and other	9,667
Net Appreciation in Fair Value of Investments	147,305

TransCanada 401(k) and Savings Plan 8

4. Other receivables and liabilities
Other receivables and liabilities consist of non-monetary balances from an investment account separately managed by Baron Capital specifically for the Plan. Baron Capital deploys the funds in U.S. mid-cap securities, which are valued at the last sale reported on the exchange in which the securities are principally traded.
5. Income taxes
Effective December 15, 2009, the Plan was restated to a volume submitter plan. The volume submitter plan sponsor obtained an advisory opinion on March 31, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan was amended after receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.
6. Party-in-interest and related party transactions
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Transactions involving the investments described below are permitted party-in-interest transactions.
Fidelity is a party-in-interest as defined by ERISA given its position as record keeper and custodian of the Plan's assets. The Plan holds units of mutual funds and common collective trusts that are managed by an affiliate of Fidelity.
TC Energy is a party-in-interest as the indirect parent of the Plan Sponsor. At December 31, 2020, Plan investments included $8,580,495 (2019 – $10,546,912) of TC Energy common stock and $6,281 (2019 – $6,547) in a stock purchase account.
7. Subsequent events
The Plan has evaluated subsequent events through the date these financial statements were issued.
TransCanada 401(k) and Savings Plan 9

 TRANSCANADA 401(k) AND SAVINGS PLAN
 EIN #: 98-0460263
PLAN #: 001
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Interest Bearing Cash	Cash		$391,708

	IDEXX Laboratories, Inc.	Common Stock		2,564,333
	Gartner, Inc.	Common Stock		1,529,654
	Mettler-Toledo International, Inc.	Common Stock		1,418,902
	Verisk Analytics, Inc.	Common Stock		1,416,179
	ANSYS, Inc.	Common Stock		1,255,110
	CoStar Group, Inc.	Common Stock		1,190,473
	Guidewire Software, Inc.	Common Stock		1,063,439
	Ceridian HCM Holding Inc.	Common Stock		1,062,190
	Zillow Group Inc.	Common Stock		1,056,702
	Vail Resorts, Inc.	Common Stock		980,544
	MarketAxess Holdings Inc.	Common Stock		911,755
	West Pharmaceutical Services, Inc.	Common Stock		874,295
	TransUnion	Common Stock		855,276
	Verisign, Inc.	Common Stock		793,322
	Wix.com Ltd.	Common Stock		760,128
	SBA Communications Corp.	Common Stock		757,801
	FactSet Research Systems, Inc.	Common Stock		745,798
	Bio-Techne Corporation	Common Stock		740,527
	Veeva Systems Inc.	Common Stock		727,724
	Illumina, Inc.	Common Stock		686,720
	Roper Technologies Inc.	Common Stock		667,327
	Farfetch Ltd.	Common Stock		581,628
	Fidelity National Information Services Inc.	Common Stock		580,269
	Ringcentral Inc.	Common Stock		574,139
	Equinix, Inc.	Common Stock		548,490
	The Charles Schwab Corp.	Common Stock		522,391
	Zoominfo Technologies Inc.	Common Stock		513,457
	Arch Capital Group Ltd.	Common Stock		477,675
	IDEX Corporation	Common Stock		461,148
	Teleflex Incorporated	Common Stock		447,377
	The Cooper Companies, Inc.	Common Stock		423,268
	GDS Holdings Ltd.	Common Stock		411,361
	Clarivate Analytics PLC	Common Stock		408,750
	Trade Desk Inc.	Common Stock		402,102
	Rollins, Inc.	Common Stock		395,701
	Dexcom Inc.	Common Stock		384,509
	Amphenol Corporation	Common Stock		364,456
	SS&C Technologies Holdings, Inc.	Common Stock		364,332
	Liberty Broadband Corp.	Common Stock		363,617
	Willis Towers Watson Public Limited Company	Common Stock		340,669
	Aspen Technology, Inc.	Common Stock		334,352
	CDW Corporation	Common Stock		320,513
TransCanada 401(k) and Savings Plan 10

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Choice Hotels International, Inc.	Common Stock		284,756
	First Republic Bank	Common Stock		280,489
	Fair ISAAC Corp.	Common Stock		280,050
	The Booking Holdings Inc.	Common Stock		269,500
	T. Rowe Price Group, Inc.	Common Stock		265,689
	Guardant Health Inc.	Common Stock		263,302
	Alexandria Real Estate REIT	Common Stock		250,043
	FleetCor Technologies, Inc.	Common Stock		249,639
	Hyatt Hotels Corp.	Common Stock		236,635
	Pinterest Inc.	Common Stock		232,232
	CBRE Group, Inc.	Common Stock		217,137
	Stitch Fix	Common Stock		213,682
	The Toro Company	Common Stock		206,846
	Bright Horizons Family Solutions Inc.	Common Stock		191,846
	Argenex SE Sponsored ADR	Common Stock		169,102
	Doordash Inc.	Common Stock		161,450
	MSCI Inc.	Common Stock		129,940
	PTC Therapeutics Inc.	Common Stock		128,529
	Tradweb Markets Inc.	Common Stock		124,400
	Arrowhead Pharmaceuticals Inc.	Common Stock		117,627
	Goodrx Holdings Inc.	Common Stock		101,576
	Acceleron Pharma Inc.	Common Stock		93,396
	10X Genomics Inc.	Common Stock		82,978
	AIRBNB Inc.	Common Stock		8,368
	Total common stock			$35,837,615

*	Fidelity® 500 Index Fund	Mutual Fund		108,192,304
	Vanguard Institutional Target Retirement 2025	Mutual Fund		68,548,587
	Vanguard Institutional Target Retirement 2030	Mutual Fund		66,002,773
	Vanguard Federal Money Market Fund	Mutual Fund		57,438,345
	Vanguard Institutional Target Retirement 2040	Mutual Fund		47,333,716
	Vanguard Institutional Target Retirement 2035	Mutual Fund		42,625,935
	Vanguard Institutional Target Retirement 2045	Mutual Fund		40,889,046
	Vanguard Institutional Target Retirement 2050	Mutual Fund		40,468,671
	Vanguard Institutional Target Retirement 2020	Mutual Fund		40,287,534
*	Fidelity® Small Cap index Fund	Mutual Fund		37,530,151
*	Fidelity® Diversified International K6	Mutual Fund		33,458,060
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		31,448,644
	JPMorgan Equity Income Fund Class R6	Mutual Fund		30,671,667
	Vanguard Institutional Target Retirement 2055	Mutual Fund		25,036,798
*	Fidelity® Extended Market Index Fund	Mutual Fund		18,243,902
	Wells Fargo Special Mid Cap Value Fund	Mutual Fund		15,737,389
	Baird Core Plus Bond Fund	Mutual Fund		14,245,071
	Vanguard Institutional Target Retirement Income Fund	Mutual Fund		12,381,624
	Vanguard Total International Stock Index Fund	Mutual Fund		9,083,479
	Vanguard Institutional Target Retirement 2015	Mutual Fund		9,077,456
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		8,484,749
TransCanada 401(k) and Savings Plan 11

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Vanguard Institutional Target Retirement 2060	Mutual Fund		6,500,233
	Causeway Emerging Markets Fund	Mutual Fund		2,744,593
	Total mutual funds			$766,430,727

*	Fidelity® Growth Company Commingled Pool	Common collective trust		148,884,364
	Mellon Stable Value	Common collective trust		13,862,407
	Total common collective trusts			$162,746,771

*	TC Energy Corporation	Common Stock		8,580,495
*	TC Energy Stock Fund	Stock Purchase Account		6,281
	Total investments on the statement of net assets available for plan benefits			$973,993,597

*	Participant Loans	Interest rates ranging from 3.25% to 8.25% maturing through 2035		15,288,947
	Total Assets Held			$989,282,544
 * Represents a party-in-interest (Note 6).
** Cost omitted for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.
TransCanada 401(k) and Savings Plan 12

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

TransCanada 401(k) and Savings Plan 13

SIGNATURE

 The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 21, 2021

TransCanada 401(k) and Savings Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member TransCanada USA Investment Committee

TransCanada 401(k) and Savings Plan 14